CUMULATIVE SUPPLEMENT	FILED PURSUANT TO RULE 424(b)(3)
TO PROSPECTUS DATED APRIL 29, 2015	REGISTRATION NO. 333-199237

$85,000,000

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

CLASS 1 PROMISSORY NOTES

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This Supplement relates to the sale by MINISTRY PARTNERS INVESTMENT COMPANY, LLC of its Class 1 Notes.

This Supplement should be read in conjunction with the prospectus dated April 29, 2015. The prospectus is not complete without this Supplement and this Supplement should not be used other than with the prospectus.  This Supplement is cumulative and all prior supplements should be disregarded. The terms and conditions of the Offering and the Class 1 Notes are set forth in the prospectus as revised by this Supplement.

CHANGE IN CHAIRMAN OF THE BOARD; APPOINTMENT OF INTERIM MANAGER

Effective as of May 14, 2015, Mark G. Holbrook submitted his resignation as Chairman and as a member of the Board of Managers (the “Board”) of Ministry Partners Investment Company, LLC (the “Company”). Mr. Holbrook served as the Chairman of the Board (“Chairman”) since inception of the Company and also served as the Company’s initial Chief Executive Officer (“CEO”) and President. The resignation was not the result of any disagreement with the Company. The Board has appointed R. Michael Lee, a current member of the Board and its Vice Chairman, to serve as Chairman. Jerrod L. Foresman, a member of the Board and a member of the Board of Managers of Ministry Partners Securities, LLC, the Company’s wholly-owned subsidiary (“MP Securities”), was appointed Chairman of the MP Securities Board of Managers.

On May 14, 2015, the Board appointed Robert M. McDougall to complete Mr. Holbrook’s term of office as a Class III Manager. Mr. McDougall’s term of office will expire on May 31, 2016 or the 2016 annual meeting, whichever occurs first. Mr. McDougall was also appointed to serve as a Manager of MP Securities. Until his appointment at the May 14, 2015 regular meeting of the Board, Mr. McDougall had not previously served as a Manager of the Company or MP Securities.

Mr. McDougall currently serves as the Executive Vice President and Chief Lending Officer of Evangelical Christian Credit Union (“ECCU”). Prior to joining ECCU, Mr. McDougall served as Senior Vice President, National Director of Management Development for J.P. Morgan Chase Bank in Claremont, California, as Training Manager for Chase Investments Services Corp. and as a District Sales Manager for Wells Fargo Investments, LLC. Mr. McDougall has over ten years of experience in the securities industry and holds Series 6, 7 and 63 securities licenses and is a  registered broker of MP Securities.  Mr. McDougall has a wealth of experience in the securities industry, including management training, retail and consumer investment products and services.

There are no arrangements or understandings between Mr. McDougall and any other person pursuant to which he was elected to serve as a Class III Manager and there are no relationships or transactions in which Mr. McDougall has an interest that would require additional disclosure.

CHANGE OF CHIEF EXECUTIVE OFFICER AND PRESIDENT

Effective December 3, 2015, James H. Overholt, the Company’s CEO and President, retired from those positions and as his successor to both offices, the Board appointed Mr. Joseph W. Turner, Jr.

The Company and Mr. Overholt agreed that his retirement would constitute a termination under his Employment Agreement with the Company, which, among other things, would entitle Mr. Overholt to receive the severance payments and related benefits provided under that Agreement, subject to his execution of a Severance Agreement and Release.

Mr. Turner, age 48,  also serves as Chief Executive Officer and President of MP Securities, LLC, offices he will continue to hold.

Since joining the Company in 2011, Mr. Turner has served the Company and MP Securities in various capacities. Prior to that, he served as Regional Vice President, CEO, Chief Operating Officer, and President of Strongtower Financial, Inc. That company is a Fresno, California based broker-dealer and investment advisor specializing in mortgage financing for churches and church organizations, investment and insurance products and services. Prior to joining Strongtower in 2007, Mr. Turner served as Managing Director of Principal Financial Group. Mr. Turner has more than 26 years of experience in working with churches and church organizations, credit unions and other financial institutions.

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The date of this prospectus supplement is December 11, 2015.